SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Cohen & Steers Preferred Securities Fund, Inc.

Address of Principal Business Offices

(No. & Street, City, State, Zip Code):

280 Park Avenue
New York, NY 10017

Telephone Number (including area code):                    (212) 832-3232

Name and address of agent for service of process:

Francis C. Poli
c/o Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes        ☒                    No        ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and State of New York on the 23rd day of February, 2010.

Cohen & Steers Preferred Securities Fund, Inc.

By:	/s/ Adam M. Derechin
Name:	Adam M. Derechin
Title:	President and Chief Executive Officer

Attest:	/s/ Tina M. Payne
Name: Tina M. Payne
Title: Assistant Secretary